Exhibit 23-b
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (S-4) and related joint proxy statement prospectus of ADC Telecommunications, Inc. for the registration of shares of its common stock to be used in connection with its merger with Andrew Corporation and to the incorporation by reference therein of our reports dated December 13, 2005, with respect to the consolidated financial statements and schedule of Andrew Corporation, Andrew Corporation management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Andrew Corporation, incorporated by reference in its Annual Report (Form 10-K) for the year ended September 30, 2005, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Chicago, Illinois
June 27, 2006